UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
	Name:	Kunihito Takaichi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: May 13, 2026

Financial Results

Fiscal Year 3/2026

 - Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“The Company”)

	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

 1. Income analysis

Consolidated				(Millions of yen)
		FY3/2026		FY3/2025
			Change

Consolidated gross profit	1	4,844,693	717,947	4,126,746

Net interest income	2	2,719,636	381,418	2,338,218

Trust fees	3	11,722	1,988	9,733

Net fees and commissions	4	1,820,578	261,401	1,559,176

Net trading income	5	199,444	(184,122)	383,566

Net other operating income	6	93,312	257,261	(163,949)

General and administrative expenses	7	(2,651,514)	(249,559)	(2,401,955)

Equity in gains (losses) of affiliates	8	137,710	143,215	(5,504)

Consolidated net business profit	9	2,330,890	611,604	1,719,286

Total credit cost	10	(388,435)	(43,887)	(344,547)

Credit costs	11	(417,060)	(56,063)	(360,997)

Write-off of loans	12	(176,232)	(24,648)	(151,583)

Provision for reserve for possible loan losses	13	(192,226)	(24,586)	(167,639)

Others	14	(48,602)	(6,827)	(41,774)

Recoveries of written-off claims	15	28,624	12,175	16,449

Gains (losses) on stocks	16	446,068	(63,779)	509,847

Other income (expenses)	17	(85,172)	79,931	(165,103)

Ordinary profit	18	2,303,350	583,868	1,719,482

Extraordinary gains (losses)	19	(51,625)	(32,085)	(19,539)

Gains (losses) on disposal of fixed assets	20	1,724	13,477	(11,753)

Losses on impairment of fixed assets	21	(4,496)	2,556	(7,052)

Losses related to the sale of part of the US banking subsidiary’s business	22	(46,112)	(46,112)	-

Losses on step acquisitions	23	(1,367)	(1,367)	-

Income before income taxes	24	2,251,725	551,782	1,699,943

Income taxes - current	25	(663,449)	(86,141)	(577,307)

Income taxes - deferred	26	(3,461)	(67,703)	64,242

Profit	27	1,584,815	397,937	1,186,877

Profit attributable to non-controlling interests	28	(1,841)	7,040	(8,881)

Profit attributable to owners of parent	29	1,582,973	404,977	1,177,996

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parentheses indicate losses or decreases.

2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

    + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Number of consolidated subsidiaries and affiliates
		Mar. 31, 2026		Mar. 31, 2025
			Change
Consolidated subsidiaries	30	184	12	172
Equity method affiliates	31	252	8	244

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)
		FY3/2026		FY3/2025
			Change
Gross banking profit	1	2,677,893	421,334	2,256,559
Gross domestic profit	2	1,404,858	340,043	1,064,815
Net interest income	3	1,148,025	300,159	847,865
Trust fees	4	4,066	628	3,437
Net fees and commissions	5	298,526	46,700	251,826
Net trading income	6	(8,619)	(12,698)	4,078
Net other operating income	7	(37,140)	5,253	(42,393)

Gains (losses) on bonds	8	(36,602)	9,468	(46,070)
Gross international profit	9	1,273,035	81,290	1,191,744
Net interest income	10	798,286	(5,137)	803,424
Net fees and commissions	11	321,439	27,444	293,995
Net trading income	12	(5,682)	(173,798)	168,116
Net other operating income	13	158,991	232,783	(73,791)

Gains (losses) on bonds	14	(59,899)	(50,775)	(9,123)
Expenses (excluding non-recurring losses)	15	(1,186,038)	(113,865)	(1,072,173)

Overhead ratio	16	44.3%	(3.2%)	47.5%
Personnel expenses	17	(470,926)	(19,463)	(451,463)
Non-personnel expenses	18	(645,500)	(91,662)	(553,838)
Taxes	19	(69,611)	(2,739)	(66,872)

Banking profit (before provision for general reserve for possible loan losses)	20	1,491,855	307,468	1,184,386

Gains (losses) on bonds	21	(96,501)	(41,307)	(55,194)
Core Banking Profit (20-21)	22	1,588,356	348,776	1,239,580

excluding gains (losses) on cancellation of investment trusts	23	1,522,921	367,337	1,155,583

Provision for general reserve for possible loan losses	24	27,408	130,908	(103,499)
Banking profit	25	1,519,263	438,376	1,080,886
Non-recurring gains (losses)	26	379,207	(27,968)	407,176
Credit costs	27	(126,544)	(79,265)	(47,278)
Gains on reversal of reserve for possible loan losses	28	-	-	-
Recoveries of written-off claims	29	13,113	13,112	0
Gains (losses) on stocks	30	426,663	(59,429)	486,093
Other non-recurring gains (losses)	31	65,974	97,614	(31,639)

Ordinary profit	32	1,898,470	410,408	1,488,062

Extraordinary gains (losses)	33	(255)	9,223	(9,479)
Gains (losses) on disposal of fixed assets	34	2,474	10,082	(7,607)
Losses on impairment of fixed assets	35	(2,730)	(858)	(1,871)
Income before income taxes	36	1,898,215	419,632	1,478,583
Income taxes - current	37	(518,582)	(77,874)	(440,708)
Income taxes - deferred	38	32,050	1,358	30,691

Net income	39	1,411,682	343,116	1,068,566

Total credit cost (24+27+28+29)	40	(86,023)	64,755	(150,778)
Provision for general reserve for possible loan losses	41	27,408	130,908	(103,499)
Write-off of loans	42	(86)	10,719	(10,806)
Provision for specific reserve for possible loan losses	43	(114,323)	(99,382)	(14,940)
Losses on sales of delinquent loans	44	(22,483)	(6,445)	(16,037)
Provision for loan loss reserve for specific overseas countries	45	10,348	15,843	(5,494)
Recoveries of written-off claims	46	13,113	13,112	0

Note: Amounts less than 1 million yen are rounded down. Figures in parentheses indicate losses or decreases.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated				(%)
	FY3/2026			FY3/2025
		Six months ended Sep. 30, 2025	Six months ended Mar. 31, 2026
Yield on interest earning assets (A)	1.03	0.95	1.10	0.66
Interest earned on loans and bills discounted (C)	1.34	1.28	1.40	1.02
Interest earned on securities	1.60	1.54	1.67	1.32
Total cost of funding (including expenses) (B)	0.71	0.66	0.76	0.53
Cost of interest bearing liabilities	0.24	0.22	0.26	0.09
Interest paid on deposits, etc. (D)	0.20	0.18	0.23	0.06
Interest paid on other liabilities	0.58	0.52	0.67	0.32
Expense ratio	0.46	0.44	0.49	0.43
Overall interest spread (A) - (B)	0.32	0.29	0.34	0.13
Interest spread (C) - (D)	1.14	1.10	1.17	0.96

Reference: The figures below exclude loans to the Japanese government, among others.
Interest earned on loans and bills discounted (E)	1.35	1.29	1.40	1.04
Interest spread (E) - (D)	1.15	1.11	1.17	0.98

3. Gains (losses) on securities

SMBC non-consolidated				(Millions of yen)
		FY3/2026		FY3/2025
			Change
Gains (losses) on bonds		(96,501)	(41,307)	(55,194)
Gains on sales		51,962	(4,152)	56,115
Losses on sales		(141,702)	(35,755)	(105,946)
Gains on redemption		0	0	0
Losses on redemption		(6,704)	(1,340)	(5,363)
Losses on devaluation		(58)	(58)	-

Gains (losses) on stocks		426,663	(59,429)	486,093
Gains on sales		470,892	(62,545)	533,438
Losses on sales		(9,662)	7,683	(17,345)
Losses on devaluation		(34,566)	(4,568)	(29,998)

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated								(Millions of yen)
		Mar. 31, 2026					Mar. 31, 2025
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	1	4,655,314	(178,649)	(172,475)	7	178,657	274,414	(6,174)

Other securities	2	34,802,305	3,220,233	414,210	3,933,829	713,596	39,776,760	2,806,023

Stocks	3	3,503,280	2,497,195	536,268	2,498,675	1,480	3,045,167	1,960,926

Bonds	4	7,556,702	(271,242)	(126,405)	6,858	278,101	13,893,477	(144,837)

Japanese government bonds	5	5,476,427	(120,444)	(68,049)	64	120,509	11,180,546	(52,395)

Others	6	23,742,321	994,280	4,347	1,428,295	434,014	22,838,114	989,933

Foreign bonds	7	18,534,788	(300,425)	148,672	79,365	379,791	17,424,744	(449,098)

Other money held in trust	8	521	-	-	-	-	520	-

Total	9	39,458,141	3,041,584	241,734	3,933,837	892,253	40,051,695	2,799,849

Stocks	10	3,503,280	2,497,195	536,268	2,498,675	1,480	3,045,167	1,960,926

Bonds	11	12,142,145	(449,828)	(298,816)	6,858	456,686	14,167,892	(151,011)

Others	12	23,812,715	994,216	4,283	1,428,303	434,086	22,838,635	989,933

SMBC non-consolidated								(Millions of yen)
		Mar. 31, 2026					Mar. 31, 2025
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	13	4,087,646	(169,416)	(168,258)	-	169,416	22,300	(1,158)

Stocks of subsidiaries and affiliates	14	5,310,009	(80,761)	(10,703)	2,087	82,848	5,009,805	(70,058)

Other securities	15	27,451,228	2,213,599	439,161	2,902,742	689,142	33,564,599	1,774,438

Stocks	16	3,082,836	2,309,338	492,168	2,313,069	3,731	2,693,563	1,817,170

Bonds	17	7,325,242	(259,746)	(118,852)	6,872	266,618	13,835,139	(140,894)

Japanese government bonds	18	5,296,373	(114,947)	(62,552)	64	115,011	11,180,546	(52,395)

Others	19	17,043,150	164,007	65,845	582,800	418,792	17,035,896	98,162

Foreign bonds	20	12,889,894	(315,112)	143,798	49,851	364,963	12,711,011	(458,910)

Total	21	36,848,884	1,963,420	260,199	2,904,829	941,408	38,596,705	1,703,221

Stocks	22	3,382,790	2,311,425	492,554	2,315,156	3,731	2,987,917	1,818,870

Bonds	23	11,412,888	(429,163)	(287,110)	6,872	436,035	13,857,439	(142,052)

Others	24	22,053,205	81,158	54,755	582,800	501,641	21,751,347	26,402

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Net unrealized gains (losses) are measured based on the market prices of securities as of the balance sheet date.

	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) represent the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Sumitomo Mitsui Financial Group

5. Balance of securities, classified by maturity

Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated								(Billions of yen)
	Mar. 31, 2026					Mar. 31, 2025

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	3,182.4	2,366.8	4,909.5	954.2	11,412.9	10,374.0	2,320.2	692.5	470.7	13,857.4
Japanese government bonds	2,834.4	1,337.9	4,511.3	678.2	9,361.7	9,663.6	1,352.8	39.6	124.5	11,180.5
Japanese local government bonds	66.7	394.6	214.4	3.5	679.2	126.0	268.0	417.1	4.0	815.1
Japanese short-term bonds	49.9	-	-	-	49.9	49.9	-	-	-	49.9
Japanese corporate bonds	231.3	634.4	183.9	272.5	1,322.1	534.4	699.4	235.8	342.2	1,811.8

Others	3,795.9	4,450.7	1,840.5	4,011.9	14,098.9	2,665.0	4,342.5	2,314.9	4,766.7	14,089.0

Total	6,978.3	6,817.5	6,750.0	4,966.1	25,511.8	13,039.0	6,662.6	3,007.4	5,237.4	27,946.4

 6. Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

SMBC non-consolidated	(Billions of yen)

	Mar. 31, 2026				Mar. 31, 2025

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	10,625.4	26,942.6	13,419.1	50,987.0	6,123.9	28,228.2	11,046.2	45,398.3
Receivable floating rate / payable fixed rate	1,954.7	15,219.0	9,725.6	26,899.4	1,101.7	9,181.4	13,470.7	23,753.7
Receivable floating rate / payable floating rate	-	-	-	-	425.0	-	-	425.0

Total	12,580.1	42,161.6	23,144.7	77,886.4	7,650.6	37,409.6	24,516.9	69,577.0

Sumitomo Mitsui Financial Group

 7. Employee retirement benefits

 Consolidated

 (1) Projected benefit obligation

				(Millions of yen)
		Mar. 31, 2026		Mar. 31, 2025
			Change
Fair value of plan assets	(A)	2,035,284	229,682	1,805,602
Projected benefit obligation	(B)	770,060	(82,145)	852,205
Net surplus (deficit)	(A-B)	1,265,223	311,826	953,397
Net defined benefit asset		1,299,540	312,252	987,288
Net defined benefit liability		34,317	427	33,890

Measurements of defined benefit plans (before tax effect deduction)		(593,551)	(189,244)	(404,307)
	Unrecognized prior service cost (deductible from the obligation)	(7,019)	2,389	(9,408)
	Unrecognized net actuarial gain (loss)	(586,532)	(191,634)	(394,898)
(2) Retirement benefit expenses
				(Millions of yen)
		FY3/2026		FY3/2025
			Change
Retirement benefit expenses		(66,546)	(40,177)	(26,369)
SMBC non-consolidated
(1) Projected benefit obligation
				(Millions of yen)
		Mar. 31, 2026		Mar. 31, 2025
			Change
Projected benefit obligation	(A)	629,787	(79,862)	709,650
<Discount rate>		<2.90%>	<0.95%>	<1.95%>
Fair value of plan assets	(B)	1,895,367	221,151	1,674,216
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	679,458	120,558	558,899
Unrecognized prior service cost (deductible from the obligation)	(E)	(8,395)	2,651	(11,047)
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	(577,726)	(183,106)	(394,619)
(2) Retirement benefit expenses
				(Millions of yen)
		FY3/2026		FY3/2025
			Change
Retirement benefit expenses		(91,087)	(40,218)	(50,869)
Service cost		14,195	(2,557)	16,753
Interest cost on projected benefit obligation		13,838	3,843	9,994
Expected returns on plan assets		(66,248)	(20,544)	(45,704)
Amortization of unrecognized prior service cost		(2,651)	-	(2,651)
Amortization of unrecognized net actuarial gain (loss)		(60,014)	(22,274)	(37,739)
Others		9,793	1,314	8,478

Sumitomo Mitsui Financial Group

 8. Classification based on self-assessment and the Banking Act and the Reconstruction Act, and write-offs / reserves

*1	Direct write-offs include a direct reduction of 186.6 billion yen.
*2

Specific reserve includes reserves for assets that are not subject to disclosure based on the Banking Act and the Reconstruction Act.

(Bankrupt/Effectively bankrupt borrowers: 13.5 billion yen, Potentially bankrupt borrowers: 4.1 billion yen)

*3	Reserve ratios for claims on “Bankrupt borrowers”, “Effectively bankrupt borrowers”, “Potentially bankrupt borrowers”, “Substandard borrowers” and “Borrowers requiring caution (including Substandard borrowers)” represent the proportion of the reserve for possible loan losses to each category’s total claims, excluding amounts secured by collateral or guarantees, etc.
*4	Reserve ratios for claims on “Normal borrowers” and “Borrowers requiring caution (excluding claims to Substandard borrowers)” represent the proportion of reserves for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on “Borrowers requiring caution (excluding claims to Substandard borrowers)” is shown in [ ].
*5	General reserve includes the Specific reserve for “Borrowers requiring caution,” totaling 0.0 billion yen.
*6	The reserve ratio reflects the proportion of reserves to claims, excluding amounts secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

9. Reserve for possible loan losses and reserve ratio

Consolidated					(Millions of yen, %)
	Mar. 31, 2026			Mar. 31, 2025

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	1,007,469	74.67	81,537	925,931	105.02
General reserve	666,501		(61,214)	727,715
Specific reserve	329,379		153,098	176,280
Loan loss reserve for specific overseas countries	11,588		(10,346)	21,935

Amount of direct reduction	264,091		21,120	242,971

SMBC non-consolidated					(Millions of yen, %)
	Mar. 31, 2026			Mar. 31, 2025

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	693,865	75.47	68,326	625,538	116.60
General reserve	472,897		(27,408)	500,305
Specific reserve	209,403		106,083	103,319
Loan loss reserve for specific overseas countries	11,563		(10,348)	21,912

Amount of direct reduction	186,560		(11,203)	197,764

Note:

Reserve ratio (calculated as Reserve for possible loan losses divided by Non-Performing Loans (NPLs) based on the Banking Act and the Reconstruction Act, excluding normal assets) is determined after direct reduction.

Sumitomo Mitsui Financial Group

 10. Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act, and coverage

Consolidated			(Millions of yen, %)
	Mar. 31, 2026		Mar. 31, 2025
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt loans	90,585	15,350	75,234
Doubtful loans	778,253	323,486	454,767
Substandard loans	480,468	128,774	351,693
Past due loans (3 months or more)	70,612	9,768	60,843
Restructured loans	409,855	119,005	290,850
Total (A)	1,349,307	467,610	881,696

Normal assets	137,161,712	7,080,907	130,080,805
Grand total (B)	138,511,020	7,548,518	130,962,501
NPL ratio (A/B)	0.97	0.30	0.67

			(Millions of yen)
	Mar. 31, 2026		Mar. 31, 2025
	(a)	(a) - (b)	(b)
Total coverage (C)	937,541	400,415	537,125
Reserve for possible loan losses (D)	405,796	204,030	201,766
Amount recoverable by guarantees, collateral and others (E)	531,744	196,385	335,359

			(%)
Coverage ratio (C) / (A)	69.48	8.56	60.92
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	114.07	(28.98)	143.05

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	49.64	12.71	36.93
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	123.23	(46.25)	169.48

SMBC non-consolidated			(Millions of yen, %)
	Mar. 31, 2026		Mar. 31, 2025
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt loans	66,855	11,061	55,794
Doubtful loans	572,603	249,142	323,461
Substandard loans	279,890	122,657	157,232
Past due loans (3 months or more)	24,376	2,710	21,665
Restructured loans	255,513	119,947	135,566
Total (A)	919,349	382,861	536,487

Normal assets	129,426,021	6,555,561	122,870,459
Grand total (B)	130,345,370	6,938,422	123,406,947
NPL ratio (A/B)	0.71	0.28	0.43

			(Millions of yen)
	Mar. 31, 2026		Mar. 31, 2025
	(a)	(a) - (b)	(b)
Total coverage (C)	795,868	357,700	438,168
Reserve for possible loan losses (D)	304,971	154,931	150,039
Amount recoverable by guarantees, collateral and others (E)	490,897	202,767	288,129

			(%)
Coverage ratio (C) / (A)	86.57	4.90	81.67
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	128.87	(41.44)	170.31

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	71.18	10.77	60.41
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	161.95	(89.92)	251.87

Note: Reserve for possible loan losses is the sum of general reserve for substandard loans and specific reserve.

Sumitomo Mitsui Financial Group

 11. Results of off-balancing of NPLs

SMBC non-consolidated

(Billions of yen)

	Mar. 31, 2026 (a)	(a) - (b)	NPLs newly classified during FY3/2026	Amount of off-balancing	Mar. 31, 2025 (b)

Bankrupt and quasi-bankrupt assets	66.9	11.1	36.1	(25.1)	55.8

Doubtful assets	572.6	249.1	398.2	(149.1)	323.5

Total	639.5	260.2	(*1) 434.3	(*1) (174.1)	379.3

Result of measures connected to off-balancing (*2)	43.2				38.3

Breakdown of off-balancing by factor (*3)	Disposition by borrowers’ liquidation			(3.0)
	Reconstructive disposition			(9.5)
	Improvement in debtors’ performance due to reconstructive disposition			(2.2)
	Loan sales to market			(15.7)
	Direct write-offs			23.1
	Others			(166.8)
		Collection / repayment, etc.		(90.8)
		Improvement in debtors’ performance		(76.0)

	Total			(174.1)

*1	The amount of NPLs newly classified during the six months ended Sep. 30, 2025 and off-balanced in the six months ended Mar. 31, 2026 was 9.3 billion yen.

*2	The measures connected to off-balancing include legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for revitalization that is scheduled to be off-balanced before maturity.

*3	1.	“Disposition by borrowers’ liquidation” refers to the abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

	2.	“Reconstructive disposition” refers to the abandonment of loans involved in reconstructive bankruptcy proceedings (including corporate reorganization and civil rehabilitation), debt forgiveness in special mediation or other civil mediation, or debt forgiveness for restructuring in private reorganization.

Sumitomo Mitsui Financial Group

 12. Loan portfolio, classified by industry

 SMBC non-consolidated

(1) Loans and bills discounted, classified by industry

(Millions of yen, %)

	Mar. 31, 2026			Mar. 31, 2025
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding offshore banking accounts in Japan)	71,609,264	100.0	4,164,162	67,445,102	100.0
Manufacturing	11,053,878	15.4	584,846	10,469,032	15.5
Agriculture, forestry, fisheries and mining	310,566	0.4	59,957	250,608	0.4
Construction	1,094,715	1.5	129,066	965,649	1.4
Transportation, communications and public enterprises	6,785,696	9.5	396,243	6,389,453	9.5
Wholesale and retail	6,167,057	8.6	918,604	5,248,452	7.8
Finance and insurance	10,437,566	14.6	1,304,083	9,133,482	13.5
Real estate	13,433,792	18.8	1,186,669	12,247,123	18.2
Goods rental and leasing	2,833,183	4.0	211,443	2,621,740	3.9
Various services	5,112,763	7.1	255,290	4,857,473	7.2
Municipalities	924,392	1.3	429,680	494,711	0.7
Others	13,455,650	18.8	(1,311,723)	14,767,373	21.9
Overseas offices and offshore banking accounts in Japan	39,139,408	100.0	2,068,918	37,070,490	100.0
Public sector	830,200	2.1	249,411	580,789	1.6
Financial institutions	2,981,735	7.6	(80,928)	3,062,663	8.2
Commerce and industry	33,715,998	86.2	2,215,490	31,500,507	85.0
Others	1,611,474	4.1	(315,054)	1,926,528	5.2
Total	110,748,673	-	6,233,081	104,515,592	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Banking Act and the Reconstruction Act, classified by industry, and reserve ratio

(Millions of yen, %)

	Mar. 31, 2026			Mar. 31, 2025
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices	327,841	66.1	62,133	265,708
(excluding offshore banking accounts in Japan)
Manufacturing	139,237	70.6	51,174	88,062
Agriculture, forestry, fisheries and mining	161	68.9	(385)	547
Construction	6,351	50.9	825	5,526
Transportation, communications and public enterprises	15,101	50.1	(2,488)	17,590
Wholesale and retail	68,594	53.4	23,729	44,865
Finance and insurance	8,135	50.6	2,582	5,553
Real estate	16,417	63.0	(1,292)	17,709
Goods rental and leasing	363	49.4	75	287
Various services	51,200	54.3	(7,225)	58,426
Municipalities	-	-	-	-
Others	22,277	100.0	(4,862)	27,140
Overseas offices and offshore banking accounts in Japan	591,507	74.2	320,728	270,779
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	586,412	69.7	320,418	265,994
Others	5,095	95.8	309	4,785
Total	919,349	71.2	382,861	536,487

Note:	Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is the sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Mar. 31, 2026		Mar. 31, 2025
	(a)	(a) - (b)	(b)

Consumer loans	11,870,497	(214,828)	12,085,325
Housing loans	11,039,307	(254,522)	11,293,829

Self-residential purpose	9,302,684	(188,666)	9,491,350

Other consumer loans	831,190	39,695	791,495
(4) Loans to small- and medium-sized enterprises, etc.
			(Millions of yen, %)
	Mar. 31, 2026		Mar. 31, 2025
	(a)	(a) - (b)	(b)
Outstanding balance	42,698,875	2,624,644	40,074,231
Ratio to total loans	59.6	0.2	59.4

Note: Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Mar. 31, 2026			Mar. 31, 2025
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	7,436,371	19.9	(29,415)	7,465,786	20.7
Indonesia	162,497	0.4	(50,157)	212,654	0.6
Thailand	1,010,978	2.7	(125,913)	1,136,891	3.1
Korea	487,600	1.3	55,443	432,157	1.2
Hong Kong	893,206	2.4	(223,284)	1,116,490	3.1
China	54,936	0.1	(23,584)	78,520	0.2
Taiwan	355,852	1.0	2,667	353,185	1.0
Singapore	2,196,884	5.9	67,982	2,128,902	5.9
India	1,397,706	3.7	188,488	1,209,218	3.4
Others	876,708	2.4	78,939	797,769	2.2
Oceania	3,211,564	8.6	215,810	2,995,754	8.4
Australia	3,081,999	8.3	177,155	2,904,844	8.1
Others	129,564	0.3	38,654	90,910	0.3
North America	15,628,956	41.9	931,918	14,697,038	41.1
United States	12,632,308	33.9	1,228,215	11,404,093	31.9
Others	2,996,647	8.0	(296,298)	3,292,945	9.2
Central and South America	2,234,309	6.0	(96,739)	2,331,048	6.5
Brazil	345,412	1.0	(62,941)	408,353	1.1
Panama	567,408	1.5	137,322	430,086	1.2
Others	1,321,488	3.5	(171,121)	1,492,609	4.2
Western Europe	5,587,003	15.0	477,065	5,109,938	14.3
United Kingdom	1,007,000	2.7	(101,313)	1,108,313	3.1
Ireland	746,430	2.0	194,247	552,183	1.5
Netherlands	673,475	1.8	(38,422)	711,897	2.0
Others	3,160,096	8.5	422,551	2,737,545	7.7
Eastern Europe	216,836	0.6	16,031	200,805	0.6
Russia	102,465	0.3	(54,724)	157,189	0.5
Others	114,371	0.3	70,755	43,616	0.1
Others	2,970,396	8.0	(26,466)	2,996,862	8.4

Total	37,285,436	100.0	1,488,205	35,797,231	100.0

Note:  Classified by domicile of debtors.

(2) NPLs based on the Banking Act and the Reconstruction Act, classified by domicile

(Millions of yen, %)

	Mar. 31, 2026			Mar. 31, 2025
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and offshore banking accounts in Japan	591,507	74.2	320,728	270,779
Asia	142,461	52.3	52,967	89,493
Oceania	9,546	23.1	850	8,695
North America	130,621	76.6	89,078	41,543
Central and South America	191,567	67.7	165,026	26,540
Western Europe	86,231	100.0	7,943	78,287
Eastern Europe	20,262	32.6	1,809	18,453
Others	10,817	92.1	3,051	7,766

Notes:	1.	Reserve ratio

= (Reserve for possible loan losses)/(Assets excluding amounts recoverable due to gurarantees, collateral and others) X 100

Reserve for possible loan losses is the sum of general reserve for substandard loans and specific reserve.

	2.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

14. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

			(Millions of yen)
	FY3/2026		FY3/2025
	(a)	(a) - (b)	(b)

Deposits	162,285,938	4,844,856	157,441,082

Domestic units	125,274,197	1,180,979	124,093,217

Loans	107,335,176	4,466,452	102,868,724

Domestic units	65,334,052	4,150,172	61,183,879
Note: Deposits do not include negotiable certificates of deposit. (2) Balance of deposits and loans, classified by type of depositor
			(Millions of yen)
	Mar. 31, 2026		Mar. 31, 2025
	(a)	(a) - (b)	(b)

Deposits	171,335,915	11,604,244	159,731,671
Domestic deposits (excluding offshore banking accounts in Japan)	135,886,919	5,062,602	130,824,317

Individuals	62,706,013	1,486,887	61,219,126

Corporates	73,180,906	3,575,715	69,605,191

Loans	110,748,673	6,233,081	104,515,592
Domestic offices (excluding offshore banking accounts in Japan)	71,609,264	4,164,162	67,445,102

Overseas offices and offshore banking accounts in Japan	39,139,408	2,068,918	37,070,490
Note: Deposits do not include negotiable certificates of deposit. Reference:
			(Billions of yen)
	Mar. 31, 2026		Mar. 31, 2025
	(a)	(a) - (b)	(b)

Balance of investment trusts	5,445.0	821.3	4,623.7

Balance to individuals	4,208.9	554.2	3,654.7
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.
			(Billions of yen)
	FY3/2026		FY3/2025
	(a)	(a) - (b)	(b)
Sales of investment trusts to individuals	867.8	112.6	755.2

Sales of pension-type insurance to individuals	65.2	2.6	62.6

Sumitomo Mitsui Financial Group

15. Deferred tax assets and liabilities

					(Billions of yen)

SMBC non-consolidated			Mar. 31, 2026	Change from Mar. 31, 2025	Mar. 31, 2025
(a) Total deferred tax assets	(b-c)	1	581.4	103.0	478.4
(b) Subtotal of deferred tax assets		2	731.3	112.1	619.2
Reserve for possible loan losses and write-off of loans		3	278.6	19.6	259.0
Taxable write-off of securities		4	95.9	3.9	92.0
Others		5	356.8	88.6	268.2
(c) Valuation allowance		6	149.9	9.1	140.8
(d) Total deferred tax liabilities		7	778.6	168.0	610.6
Net unrealized gains on other securities		8	658.0	161.2	496.8
Others		9	120.6	6.9	113.8

Net deferred tax assets	(a-d)	10	(197.2)	(65.1)	(132.2)
Amount corresponding to net deferred (gains) losses on hedges included in line 5 and net unrealized (gains) losses on other securities included in line 8		11	(511.9)	(93.5)	(418.4)
Others		12	314.7	28.4	286.2

SMBC recognized deferred tax assets in accordance with paragraph 19 (Category 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26), based on the consistent generation of taxable income, excluding amounts from extraordinary factors, over the current and past three fiscal years.

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

			(Billions of yen)

	FY3/2024	FY3/2025	FY3/2026
Income of final tax return before deducting operating loss carryforwards	1,104.6	1,468.1	1,811.2
Note: The figure for FY3/2026 was estimated at fiscal year closing.

Sumitomo Mitsui Financial Group

 16. Capital ratio (BIS guidelines)

  (Basel III basis)

Consolidated	(Billions of yen, %)

	Mar. 31, 2026 [Preliminary]		Mar. 31, 2025 (b)
	(a)	(a) - (b)

(1) Total capital ratio (4) / (7)	15.69	0.51	15.18

(2) Tier 1 capital ratio (5) / (7)	14.49	0.26	14.23

(3) Common equity Tier 1 capital ratio (6) / (7)	12.41	(0.03)	12.44

(4) Total capital	15,865.9	1,721.8	14,144.1

(5) Tier 1 capital	14,655.9	1,397.0	13,258.8

(6) Common equity Tier 1 capital	12,544.0	958.9	11,585.1

(7) Risk weighted assets	101,078.2	7,961.1	93,117.1

(8) Required capital (7) X 8%	8,086.3	636.9	7,449.4

(9) Leverage Ratio	5.00	(0.01)	5.01

SMBC consolidated

(1) Total capital ratio	17.34	0.56	16.78

(2) Tier 1 capital ratio	15.42	0.10	15.32

(3) Common equity Tier 1 capital ratio	12.32	(0.18)	12.50

(4) Leverage Ratio	4.96	(0.14)	5.10

SMBC non-consolidated

(1) Total capital ratio	15.83	1.11	14.72

(2) Tier 1 capital ratio	13.62	0.59	13.03

(3) Common equity Tier 1 capital ratio	10.22	0.21	10.01

(4) Leverage Ratio	4.63	0.22	4.41

17. ROE
Consolidated			(%)
	FY3/2026		FY3/2025
	(a)	(a) - (b)	(b)

ROE (Tokyo Stock Exchange’s standard)	10.4	2.4	8.0

ROE (denominator: Total stockholders’ equity)	13.8	3.0	10.8

Note:

ROE (denominator: Total stockholders’ equity)	=	Profit attributable to owners of parent	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

Reference: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated

			(Millions of yen)
	Mar. 31, 2026		Mar. 31, 2025
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	68,651,578	(1,110,400)	69,761,979

Call loans	5,462,547	977,777	4,484,770

Receivables under resale agreements	7,675,741	(950,242)	8,625,984

Receivables under securities borrowing transactions	2,346,965	1,215,229	1,131,736

Monetary claims bought	2,289,341	144,174	2,145,167

Trading assets	4,910,025	1,445,874	3,464,150

Securities	35,715,777	(1,846,074)	37,561,851

Loans and bills discounted	110,748,673	6,233,081	104,515,592

Foreign exchanges	1,877,094	(656,321)	2,533,415

Other assets	8,018,167	637,167	7,380,999

Tangible fixed assets	812,162	59,734	752,427

Intangible fixed assets	487,718	83,280	404,437

Prepaid pension cost	679,458	120,558	558,899

Customers’ liabilities for acceptances and guarantees	16,579,830	1,580,407	14,999,422

Reserve for possible loan losses	(693,865)	(68,326)	(625,538)

Reserve for possible losses on investments	(2,806)	89,764	(92,570)

Total assets	265,558,413	7,955,687	257,602,725

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

(Millions of yen)

	Mar. 31, 2026		Mar. 31, 2025
	(a)	(a) - (b)	(b)

Liabilities

Deposits	171,335,915	11,604,244	159,731,671

Negotiable certificates of deposit	15,975,615	(1,513,959)	17,489,575

Call money	1,069,649	131,640	938,008

Payables under repurchase agreements	11,263,623	(6,110,351)	17,373,975

Payables under securities lending transactions	338,736	(962,347)	1,301,084

Commercial paper	2,242,956	418,437	1,824,519

Trading liabilities	3,921,172	1,380,470	2,540,702

Borrowed money	20,489,569	(671,126)	21,160,696

Foreign exchanges	1,498,334	(317,080)	1,815,415

Bonds	483,702	88,644	395,058

Due to trust account	1,244,765	(290,958)	1,535,723

Other liabilities	10,556,284	2,026,387	8,529,896

Reserve for employee bonuses	18,280	3,723	14,557

Reserve for executive bonuses	1,445	152	1,292

Reserve for point service program	3,991	1,827	2,163

Reserve for reimbursement of deposits	35,019	30,349	4,669

Deferred tax liabilities	197,238	65,067	132,170

Deferred tax liabilities for land revaluation	25,750	(673)	26,424

Acceptances and guarantees	16,579,830	1,580,407	14,999,422

Total liabilities	257,281,882	7,464,854	249,817,028

Net assets

Capital stock	1,771,093	-	1,771,093

Capital surplus	1,774,651	-	1,774,651

Capital reserve	1,771,140	-	1,771,140

Other capital surplus	3,510	-	3,510

Retained earnings	4,381,583	545,881	3,835,702

Other retained earnings	4,381,583	545,881	3,835,702

Voluntary reserve for retirement allowances	1,656	-	1,656

Voluntary reserve	219,845	-	219,845

Retained earnings brought forward	4,160,082	545,881	3,614,201

Treasury stock	(210,003)	-	(210,003)

Total stockholders’ equity	7,717,325	545,881	7,171,443

Net unrealized gains (losses) on other securities	1,551,739	276,159	1,275,580

Net deferred gains (losses) on hedges	(1,012,596)	(328,162)	(684,434)

Land revaluation excess	20,062	(3,045)	23,107

Total valuation and translation adjustments	559,204	(55,048)	614,253

Total net assets	8,276,530	490,832	7,785,697

Total liabilities and net assets	265,558,413	7,955,687	257,602,725

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated

(Millions of yen)

	FY3/2026 (a)		FY3/2025 (b)
		(a) - (b)
Ordinary income	7,377,956	272,268	7,105,687

Interest income	5,569,246	72,098	5,497,147

Interest on loans and discounts	3,029,949	(12,302)	3,042,252

Interest and dividends on securities	962,030	14,900	947,130

Trust fees	4,147	638	3,509

Fees and commissions	889,785	114,672	775,113

Trading income	1,880	(176,337)	178,218

Other operating income	325,342	233,071	92,270

Other income	587,553	28,123	559,429
Ordinary expenses	5,479,485	(138,139)	5,617,625

Interest expenses	3,622,934	(222,923)	3,845,857

Interest on deposits	1,401,337	56,397	1,344,939

Fees and commissions payments	269,901	40,538	229,362

Trading losses	16,183	10,159	6,023

Other operating expenses	203,490	(4,965)	208,455

General and administrative expenses	1,132,368	93,259	1,039,108

Other expenses	234,608	(54,209)	288,817

Ordinary profit	1,898,470	410,408	1,488,062

Extraordinary gains	9,581	6,546	3,034

Extraordinary losses	9,836	(2,677)	12,513

Income before income taxes	1,898,215	419,632	1,478,583

Income taxes - current	518,582	77,874	440,708

Income taxes - deferred	(32,050)	(1,358)	(30,691)

Total income taxes	486,532	76,515	410,016

Net income	1,411,682	343,116	1,068,566

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Year ended March 31, 2026							(Millions of yen)
		Capital surplus		Retained earnings
				Other retained earnings
	Capital stock	Capital reserve	Other capital surplus	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	Treasury stock	Total stockholders’ equity
Balance at the beginning of the period	1,771,093	1,771,140	3,510	1,656	219,845	3,614,201	(210,003)	7,171,443

Changes in the period

Cash dividends						(868,070)		(868,070)

Net income						1,411,682		1,411,682
Reversal of land revaluation excess						2,269		2,269
Net changes in items other than stockholders’ equity in the period

Net changes in the period						545,881		545,881
Balance at the end of the period	1,771,093	1,771,140	3,510	1,656	219,845	4,160,082	(210,003)	7,717,325

				(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,275,580	(684,434)	23,107	614,253	7,785,697

Changes in the period

Cash dividends					(868,070)

Net income					1,411,682

Reversal of land revaluation excess					2,269
Net changes in items other than stockholders’ equity in the period	276,159	(328,162)	(3,045)	(55,048)	(55,048)

Net changes in the period	276,159	(328,162)	(3,045)	(55,048)	490,832
Balance at the end of the period	1,551,739	(1,012,596)	20,062	559,204	8,276,530

Note: Amounts less than 1 million yen are rounded down.